REDCORP

NEWS RELEASE

February 22, 2007 News Release 07-06

LETTER AGREEMENT EXECUTED BETWEEN REDFERN RESOURCES LTD. AND TAKU RIVER TLINGIT FIRST NATION

REDCORP VENTURES LTD. (RDV-TSX) ("Redcorp") is pleased to announce that its wholly-owned subsidiary Redfern Resources Ltd. ("Redfern", together the "Company"), has executed a letter agreement with the Taku River Tlingit First Nation ("TRTFN") governing the framework for workplans and funding for the evaluation of the proposed barging access amendment plan for the Tulsequah Project. The agreement also encompasses plans for defining an additional workplan and funding to evaluate the scope and content of a potential future Impact and Benefits Agreement between the parties and contributions to discussions between the TRTFN and government of British Columbia concerning a potential Accommodation Agreement.

In arriving at this letter agreement the TRTFN have not agreed on an affirmative position or acceptance of the barging amendment or the Tulsequah Project pending their determination of the acceptability of the environmental mitigation for the project and any associated defined benefits and accommodation for the TRTFN.

The agreement proposes a series of collaborative steps and funding contributions from Redfern to facilitate TRTFN evaluation of the barging proposal and the proposed amendment to the current Environmental Assessment Certificate for the Tulsequah Project.

Redfern believes that the letter agreement is the first step in the development of an ongoing working relationship between the company and TRTFN. Redfern looks forward to the detailed discussions between the parties and the community consultations contemplated in the workplans over the next several months. It is the goal of the Company to develop a very positive relationship with TRTFN and ensure that the project fits well with the needs and aspirations of TRTFN and the community of Atlin.

The Tulsequah project proposes to re-develop the former Tulsequah Chief Mine in northwestern BC, a polymetallic zinc-copper-lead-silver-gold massive sulphide deposit. An independent detailed feasibility Study was completed and released on January 29, 2007 demonstrating strong positive economic results. The Tulsequah Project lies entirely within the traditional territory of the TRTFN.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada and Portugal. Further information on Redcorp and the Tulsequah Project can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca or by calling toll-free to Troy Winsor, Manager of Investor Relations, at 1-888-225-9662.

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REDCORP

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President and CEO

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the *Securities Act* (Ontario) and the *Securities Act* (Alberta) . Forward-looking information includes disclosure regarding possible or anticipated events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action and includes future oriented financial information with respect to prospective results of operations or financial position that is presented either as a forecast or a projection. Forward looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect" and "intend"; statements that an event or result is "due" on or "may", "will", "should", "could", or might" occur or be achieved; and, other similar expressions.

More specifically, forward looking information contained herein includes, without limitation, statements concerning the Company's plans at its Tulsequah Project (inclusive of the Big Bull Project), the net present value of the Tulsequah Project, the timing and amount of estimated future production and mine life, expected future prices of gold, silver, copper, lead and zinc, mineral reserve and mineral resource estimates, estimated capital and operating costs of the project, estimated capital pay back period, timing of development and permitting time lines; all of which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information contained herein is based on material factors and assumptions and is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from a conclusion, forecast or projection in the forward-looking information. These include, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the availability of financing for activities when required and on acceptable terms, the accuracy of the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the consistency of future exploration, development or mining results with the Company's expectations, metal price fluctuations, the achievement and maintenance of planned production rates, the accuracy of component costs of capital and operating cost estimates, current and future environmental and regulatory requirements, favourable governmental relations, the availability of permits and the timeliness of the permitting process, the availability of shipping services, the availability of specialized vehicles and similar equipment, costs of remediation and mitigation, maintenance of title to the Company's mineral properties, industrial accidents, equipment breakdowns, contractor's costs, remote site transportation costs, materials costs for remediation, labour disputes, the potential for delays in exploration or development activities, timely completion of future NP 43-101 compliant reports, timely completion of future feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, continuing global demand for base metals, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form, dated March 28, 2006, and in each subsequent Management's Discussion and Analysis. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

END

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